File No. 1-11284

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For the month of May, 2002

Noranda Inc.
(Translation of registrant's name into English)

181 Bay Street, Suite 4100, P.O. Box 755, BCE Place,
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ______ Form 40-F X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noranda Inc.
(Registrant)

Date: June 14, 2002

By: [signature]
Jeffery A. Snow
Sr. Vice-President and General Counsel

The Third Quarter Report to Shareholders relating to the fiscal quarter ended September 30, 2001 filed with the Commission on Form 6-K dated November 8, 2001 and incorporated by reference into Registration Statement No. 333-13140 as Exhibit 4.11 is hereby redesignated as Exhibit 4.12.

The Annual Consolidated Financial Statements on pages 31 to 56 of the Company's Annual Report and Management's Discussion and Analysis contained on pages 15 to 30 of the Company's Annual Report filed with the Commission on Form 6-K dated March 22, 2002 and incorporated by reference into Registration Statement No. 333-13140 as Exhibit 4.11 are hereby redesignated as Exhibit 4.13.

The following documents are hereby incorporated by reference as additional exhibits into Registration Statement No. 333-13140 with the exhibit numbers as set forth below.

Exhibit No.	
4.14	Management Information Circular dated March 1, 2002 for the Company's annual meeting of shareholders held on April 24, 2002 (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein) (incorporated by reference to Form 6-K dated March 22, 2002)
4.15	Unaudited interim comparative consolidated financial statements and the related notes thereto as at and for the three months ended March 31, 2002 and 2001 and press release of the Company dated April 24, 2002 containing management's discussion and analysis of financial condition and results of operations relating thereto (incorporated by reference to Form 6-K dated May 31, 2002)
4.16	Material Change Report dated May 27, 2002 relating to certain changes in the Company's senior management*

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* Filed herewith.

NORANDA INC.

MATERIAL CHANGE REPORT

of

the Secturies Act (Ontario)

1. **Reporting Issuer**

The name and address of the reporting issuer is Noranda Inc., P.O. Box 755, Suite 4100, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3.

2. **Date of Material Change**

The material change will occur on June 1, 2002.

3. **Press Release**

The press release reporting the material change was issued on May 27, 2002.

4. **Summary of Material Change**

Noranda Inc. (the "Company") announced senior management changes effective June 1, 2002.

5. **Full Description of Material Change**

Effective June 1, 2002:

- David Kerr will be stepping down from his position as Chief Executive Officer at Noranda Inc., but will continue to spearhead strategic and growth initiatives as the Company's Executive Chairman;
- Derek Pannell, who held both the positions of President and Chief Operating Officer of Noranda Inc. and President and Chief Executive Officer of Falconbridge Limited, will assume the role of President and Chief Executive Officer of Noranda Inc.; Mr. Pannell will resign from his CEO position at Falconbridge but will be appointed Deputy Chairman of Falconbridge;
- Mr. Pannell will be replaced at Falconbridge by Mr. Aaron Regent, who will be appointed President and Chief Executive Officer of Falconbridge. Mr. Regent is currently the Executive Vice-President and Chief Financial Officer of Noranda;
- Lars-Eric Johansson will become Executive Vice-President and Chief Financial Officer at Noranda. He will relinquish his current responsibilities at Falconbridge when a new CFO is identified.

6. **<u>Reliance on Section 74(3) of the Act</u>**

Not applicable.

7. **<u>Omitted Information</u>**

Not applicable

8. **<u>Senior Officers</u>**

Mr. Aaron Regent, Executive Vice-President, Chief Financial Officer
(416) 982-7271

Mr. Jeffery A. Snow, Senior Vice-President and General Counsel
(416) 982-7171

9. **<u>Statement of Senior Officer</u>**

The foregoing accurately discloses the material change referred to herein.

SIGNED this 27th day of May, 2002 at Toronto, Ontario.

"Jeffery A. Snow"

Jeffery A. Snow
Senior Vice-President
and General Counsel